SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, November 24, 2015

Ger. Gen. No. 124/2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Bernardo O’Higgins No.1449

Current

                Ref. Significant Event

Dear Sir:

In accordance with articles 9 and 10 under Securities Market Law 18,045, and the provisions of General Rule No. 30 of the Superintendence, and exercising the powers I have been granted, I inform you that through this document, I am substituting Relevant Event No.121/2015 sent to the Superintendence and as a significant event that in compliance with the Significant Event, dated November 10, 2015, and, as required by the Official Letter 25,412, dated November 18, 2015, from the Superintendence of Securities and Insurance (the “Official Letter”), which required certain express statements by the Board of Directors, in an ordinary meeting session held today, the Board of Directors of Enersis S.A. ("Enersis"), adopted the resolutions stated below.

Today, Enersis received from its controlling shareholder (Enel S.p.A., "Enel") a letter, which is attached as an annex, regarding several issues related to the reorganization process of the Enersis group (the “Reorganization”).

The resolutions referred to and adopted today by a majority of the Board of Directors members and with one dissenting vote from director Rafael Fernández Morande exclusively with respect to resolutions three, five and six, are the following:

One: Consider Enel’s proposal included in its letter dated November 23, 2015, which states that, in the event that all of the transactions contemplated in the Reorganization are consummated, Enel will, or will direct one or more of its subsidiaries to, negotiate an agreement with Endesa Chile regarding the joint development of renewable energy projects in Chile.

Two: Consider Enel’s commitment included in its letter dated November 23, 2015, which states that while Enel Iberoamérica, S.L. remains the majority shareholder of Enersis, Enersis and its successors resulting from the Reorganization will be the Enel group’s sole investment vehicles in South America in the fields of generation, distribution and sale of electric energy, except for renewable energy investments currently developed by the Enel or any other company within the Enel group. However, such exception shall not prejudice any agreement described in the preceding paragraph.

Three: Announce at this time and at the Shareholders’ Meeting to be held on December 18, 2015, that it is the intention of Enersis to propose at the Shareholders’ Meeting of Enersis Américas on the subject of its merger with Endesa Américas, the exchange ratios, consistent with the range adopted by the Board of Directors of the three companies, of 2.8 shares of Enersis Américas for each share of Endesa Américas and 5 shares of Enersis Américas for each share of Chilectra Américas, in accordance with the other terms and conditions contained in the "Descriptive Document of the Reorganization and its Terms and Conditions" (made public on November 5, 2015). These exchange ratios would be equivalent to an interest of 84.16% in the resulting entity, Enersis Américas, for the shareholders of Enersis Américas immediately prior to the merger; of 15.75% in Enersis Américas for the minority shareholders of Endesa Américas; and of the 0.09% in Enersis Américas for the minority shareholders of Chilectra Américas. Consistent with what was announced, this Board of Directors will take whatever actions are within its power to make the merger succeed, including voting in favor in the corresponding Shareholders’ Meetings. In any case, this resolution is subject to the absence of any relevant supervening events prior to such Shareholders’ Meeting that may substantially affect the exchange ratios proposed above.

Four: In order to propose a mechanism that secures for the minority shareholders of Endesa Américas a minimum price equal to current market values for its shares, and mitigate the risk of the merger not taking place, the Board of Directors announces that, once the spin-offs of Enersis, Endesa Chile and Chilectra become effective according to the Reorganization, and unless significant adverse supervening events advise against it from a corporate interest point of view, Enersis (which will be known as Enersis Américas following the spin-off of Enersis Chile) will conduct a public tender offer (oferta pública de adquisición de valores) (the “OPA”) for the shares of Endesa Américas, when it exists, subject to the terms described below. The OPA shall be addressed to all the shares and American Depositary Receipts ("ADRs") issued by Endesa Américas not owned by Enersis Américas. As consequence of the reorganization, it is expected that Enersis Américas will own 59.98% of the shares of Endesa Américas, therefore the OPA will be for up to 40.02% of the shares of Endesa Américas and for a price of 236 Chilean pesos per share. The OPA will be conditioned to the approval of the merger by each of the Extraordinary Shareholders’ Meetings of Enersis Américas, Endesa Américas and Chilectra Américas; to, once the legal deadline for the withdrawal rights has expired in each of Enersis Américas, Endesa Américas and Chilectra Américas, the fulfilment of the condition (or waiver of the same) that the withdrawal rights exercised do not exceed a specified number or percentage of shares, as applicable; and to other terms and conditions which will be detailed in due time.

Five: Instruct the Chief Executive Officer to propose to the Board of Directors and, if appropriate, to the Directors’ Committee, the terms of an agreement to be negotiated in good faith with Endesa Chile, under which Enersis will indemnify Endesa Chile for certain duly verified tax costs incurred by Endesa Chile, minus any tax benefits obtained by Endesa Américas and Endesa Chile, as a result of its spin-off of Endesa Américas, only in the case that the merger is not approved before December 31, 2017 for reasons not attributable to Endesa Américas, Endesa Chile or an event of force majeure has occurred. The indemnification expense under such agreement is expected to be offset by certain tax benefits obtained by Enersis.

Six: Agree in its entirety with the statements of the Chairman of the Board of Directors and the Chief Executive Officer made at the ordinary meeting held today and expressly approve the Board Statement about the matters required in the Official Letter, that is (i) "The risks, consequences, implications or contingencies that could result from the Reorganization process for the shareholders of Enersis, including at least those provided for in the report from the Directors' Committee"; (ii) "Feasibility of the measures stated in the Directors' Committee of Enersis and its affiliate Endesa Chile and consequences that the non-compliance of such conditions would have on the corporate interest of the Company”; and (iii) "Information related to the exchange ratio and the estimated percentage that the minority shareholders should reach in the future merger process, so that the Reorganization is effectively realized in accordance with the corporate interest, which entails benefits for all shareholders”.

Enersis shareholders may obtain a full copy of the response to the Board of Directors to the Official Letter No. 25,412 of November 18, 2015 from the Superintendence of Securities and Insurance and the other documents that explain and support the matters related above at the registered office, located at Santa Rosa 76, Floor 15 (Investor Relations Department), Santiago, Chile, as of this date. Also, they are available to shareholders on the company's website: www.enersis.cl.

Sincerely,

Luca D’Agnese

Chief Executive Officer

c.c.       Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Enel

Enel Group - Legal and Corporate Affairs Italy

00198 Roma – Italy, Viale Regina Margherita 137
P + 39 0683052727 – F +39 0683052042

THE EXECUTIVE VICE PRESIDENT

Sr. D. Francisco de Borja Acha Besga
Enersis S.A.
Presidente
Santa Rosa nº 76
Santiago - Chile

Roma
23 de noviembre de 2015

Estimado Presidente,

En representación de Enel S.p.A (“**Enel**” o “**el Controlador**”) accionista controlador de Enersis S.A. (“**Enersis**” o “**la Compañía**”) a través de las sociedades “*Enel Iberoamérica S.L.*” y “*Enel Latinoamérica S.A.*”, me refiero a la Junta Extraordinaria de Accionistas que ha sido convocada para su celebración el próximo día 18 de diciembre de 2015 (“**Junta Extraordinaria**”) para pronunciarse, entre otros aspectos, sobre la división de Enersis como parte de la propuesta de reorganización societaria del Grupo Enersis consistente en (i) la división de Enersis, y sus filiales Empresa Nacional de Chile S.A. (“**Endesa Chile**”) y Chilectra S.A. (“**Chilectra**”) de forma que queden separados, por un lado, los negocios de generación y distribución en Chile y, por otro, las actividades fuera de Chile (las “**Divisiones**”) y (ii) la ulterior fusión de las sociedades que sean propietarias de participaciones sociales en negocios fuera de Chile (dicho proceso, comprendiendo todas sus fases, será denominado en adelante la “**Reorganización**”).

Una vez puestos a disposición de todos los accionistas los informes emitidos por los asesores de los tres Directorios y de los dos Comités de Directores de las sociedades involucradas en la Reorganización, así como los informes de los Peritos designados y los propios del Comités de Directores, junto con otra documentación, es intención de Enel por este medio facilitar información adicional sobre la posición del Controlador respecto a determinados aspectos concretos relacionados con la Reorganización, con el fin de que, de conformidad con lo dispuesto en el Oficio Ordinario , Nº 15443 de 20 de julio de 2015 de la Superintendencia de Valores y Seguros (“**SVS**”), puedan servir de antecedente a los Señores accionistas para que adopten las decisiones que correspondan en la Junta Extraordinaria con información suficiente.

Los aspectos a los que seguidamente me referiré, pretenden, por otro lado, atender determinadas inquietudes que han sido puestos de manifiesto en diversos momentos e instancias por los Directorios, Comité de Directores o accionistas de las sociedades afectadas por la Reorganización.

Enel SpA – Registered Office 00198 Rome – Italy, Viale Regina Margherita 137 – Register of Rome and Tax I.D. 00811720580 – R.E.A. of Rome 756032 – VAT Code 00934061003 – Stock Capital Euro 9,403,357,795 (at December 31, 2012) fully paid-in

1. Vehículos de crecimiento en Sudamérica

Como complemento a lo ya señalado por Endesa S.A. con motivo de la ampliación de capital de Enersis aprobada por la Compañía en diciembre de 2012, por este medio comunicamos que, de resultar con éxito la Reorganización en todas sus instancias o fases, Enel se compromete por este medio a que, mientras continúe siendo Enel Iberoamerica S.L el accionista controlador de las dos sociedades en que quedará dividida Enersis como consecuencia de la División (esto es "**Enersis Chile**" y "**Enersis Américas**") dichas sociedades sean los únicos vehículos de inversión futuros del Grupo, respectivamente, en Chile y en el resto de Sudamérica, en el sector de la generación, distribución y venta de energía eléctrica con excepción de los negocios que actualmente desarrolla Enel, atraves "Enel Green Power" u otras sociedades de su Grupo, en el campo de las energías renovables, y sin perjuicio de que lo que se señala más adelante en relación precisamente con este último ámbito.

2. Desarrollo conjunto de proyectos renovables en Chile

Igualmente, en el caso de resultar con éxito la Reorganización en todas sus instancias o fases y tan pronto termine ésta, Enel se compromete por este medio a negociar, o promover que alguna o algunas de sus filiales (en adelante, junto con Enel, denominadas a los efectos de este compromiso como "**Enel**") negocien con la filial de Enersis, Endesa Chile, un acuerdo que se refiera a la inversión conjunta en proyectos de producción de energía eléctrica de fuente renovable en Chile, sobre la base de los siguientes principios generales, ya compartidos en su día con el Comité de Directores de Endesa Chile:

- Enel compartirá sus planes de inversión en el campo de las energías renovables con Endesa Chile, siendo la primera responsable del desarrollo de los proyectos renovables en Chile, actualmente existente o futuros.

- Endesa Chile tendrá la opción de participar en los proyectos renovables desarrollados por Enel según se indica arriba y activos existentes de entera propiedad de Enel, mediante la adquisición de un porcentaje de hasta el 40% del capital de una o más "*sociedades de proyecto*" creadas al efecto, de acuerdo con la capacidad de generación de caja ordinaria de Endesa Chile.

- Enel adquirirá los proyectos renovables propiedad de Endesa Chile a valor de proyecto.

- Endesa Chile tendrá derecho prioritario de compra en la venta de energía producida por los proyectos renovables indicados y los certificados verdes relacionados y Enel derecho prioritario de venta en las ofertas de compra de energía solicitadas por Endesa Chile.

En el acuerdo los valores, precios o condiciones (tanto para la compra de proyectos, como de la energía) que se establezcan, según lo señalado arriba, se entenderán son en condiciones "fair market value standard".